UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934


Upland Energy Corporation
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(Name Of Issuer)

Common Stock
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(Title of Class of Securities)

915383202
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(CUSIP Number)

John W. Hobbs, Upland Energy Corporation, 175 South Main Street, Suite 1423, Salt Lake City, Utah 84111; (801) 537-5010
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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)


June 30, 1997
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).PAGE

SCHEDULE 13D

CUSIP NO. 294069307

1.  Name of Reporting Person: Felix Ascanio

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  OO

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power:  302,500 shares of common stock

8.  Shared Voting Power:  -0-

9.  Sole Dispositive Power:  302,500 shares of common stock

10. Shared Dispositive Power:  -0-

11. Aggregate Amount Beneficially owned by Each Reporting Person: 327,500

12. Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13. Percent of Class Represented by Amount in Row (11): At July 10 1997, the 327,500 shares would represent 9.01%

14. Type of Reporting Person:  IN
PAGE

Item 1.  Security and Issuer:

     This statement relates to shares of Common Stock of Upland Energy Corporation (the "Issuer") whose address is 175 South Main Street, Suite 1423,
Salt Lake City, Utah 84111.

Item 2.  Identity and Background:
     (a)  The individual filing this statement is Felix Ascanio;

     (b)  Mr. Ascanio's address is 4604 Hearthside Drive, Lawrence, Kansas
66049;

     (c)  Mr. Ascanio is President and a Director of the Issuer;

     (d)  Mr. Ascanio has not been convicted in a criminal proceeding;

     (e) Mr. Ascanio has not been a party to a civil proceeding of a judicial or administrative body within the last five years; and

     (f)  Mr. Ascanio is a citizen of Venezuela;

Item 3.  Source and Amount of Funds or other Consideration:

     The shares purchased were done so through the exercise of stock options. Mr. Ascanio provided the Issuer with promissory notes totaling $55,000 as consideration for the exercise of the stock options.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Mr. Ascanio may acquire additional securities of the Issuer if he feels they are a good investment at the time or may sell his securities in the Issuer if he feels the sale is a good investment decision. Mr. Ascanio has no plans in regards to the Issuer or its securities other than as an investment.

Item 5.  Interest in Securities of the Issuer.

     (a)  As of June 30, 1997, Mr. Ascanio owned 302,500 shares of the
Issuer representing 8.32% of the Issuer's outstanding common stock at that date. Mr. Ascanio also has the right, through a stock option, to acquire an additional 25,000 shares at an exercise price of $2.00 per share. Mr. Ascanio owns all of his shares outright.

     (b)  Mr. Ascanio has sole power to vote all of his shares.

     (c)  In the past, Mr. Ascanio has not sold any shares of the Issuer.

     (d) Mr. Ascanio has sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Ascanio.

     (e)  Mr. Ascanio is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Ascanio is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

     NA

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 1997

/S/ Felix Ascanio, President
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Signature/Title